WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

January 5, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 19,105,603

The Company is pleased to announce that it has closed the non-brokered private placement announced in the Company’s news release of December 19, 2005. The Company issued 1,000,000 units at a price of $1.50 per unit. Each unit is comprised of one common share and one share purchase warrant. One warrant will entitle the holder to purchase one common share over a two year period at a price of $1.60 per share until January 5, 2008. The hold periods for the units and the underlying securities expires on May 6, 2006.

The Company is also pleased to report that further to the Company’s news release dated October 18, 2005, Pacific Hydro Limited (“Pacific Hydro”) is continuing its due diligence process. To date, Pacific Hydro has invested $2,500,000 in the Company. Subject to, among other things, receipt by Pacific Hydro of satisfactory results from its due diligence, Pacific Hydro has agreed to subscribe for a further 4,333,333 units of the Company at a price of $1.50 per unit. Each unit will be comprised of one (1) common share and one (1) share purchase warrant. Each warrant will entitle the holder to purchase one (1) additional common share for a period of two years at a price of $1.60 per share.

The Company plans to use the proceeds from the private placement to, among other things, advance projects upon which it has obtained power purchase agreements and for working capital.

The private placement is subject to regulatory approval.

During the past year, the Company has executed over $800 million of power sales agreements totaling 159.5 megawatts from the sale of wind energy electrical generation, to three separate utilities. The Company was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.